As filed with the Securities and Exchange Commission on March 25, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
UNDER
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2 - Final Amendment)

INDIGO N.V.
(Name of Subject Company (Issuer))

HEWLETT-PACKARD COMPANY
HEWLETT-PACKARD ERSTE VERMÖGENSVERWALTUNGS- UND BETEILIGUNGSGESELLSCHAFT MBH
(Names of Filing Persons (Offeror))

COMMON SHARES,
PAR VALUE NLG 0.04 PER SHARE
(Title of Class of Securities)

N44495104
(CUSIP Number of Class of Securities)

Ann O. Baskins, Esq.
Charles N. Charnas, Esq.
Ross N. Katchman, Esq.
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry W. Sonsini, Esq.
Aaron J. Alter, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of Filing Fee(2)

$800,155,568	$196,549

(1)
Estimated solely for purposes of calculating the filing fee required by the Securities Exchange Act of 1934, as amended, and computed pursuant to Rules 0-11(d) and 0-11(a)(4) under the Exchange Act based on (i) $7.115, the average of the high and low price per share prices of common shares, par value NLG 0.04 per share, of Indigo N.V., a Dutch corporation, as reported on the Nasdaq National Market on February 8, 2002, and (ii) the maximum number of common shares of Indigo to be tendered in connection with the exchange offer described herein.

(2)	One-fiftieth of 1% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $196,549	Filing Party: Hewlett-Packard Company
Form or Registration No.: 333-73786	Date Filed: November 20, 2001

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

CUSIP No. N4449 5 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hewlett-Packard Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, 00(1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares	7.	Sole Voting Power – 0 –

Beneficially Owned	8.	Shared Voting Power 136,238,840 Common Shares(2)

by Each Reporting	9.	Sole Dispositive Power – 0 –

Person With	10.	Shared Dispositive Power 136,238,840 Common Shares(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,238,840 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 98.6%

14.	Type of Reporting Person (See Instructions) CO

(1)
Source of funds for the initial purchase of Indigo N.V. securities reported on the Schedule 13D filed on October 27, 2000 was working capital of Hewlett-Packard Europe B.V. Subject to the terms and conditions of the Offer Agreement, a combination of common stock of Hewlett-Packard Company and contingent value rights of Hewlett-Packard Erste Vermögensverwaltungs- und Beteiligungsgesellschaft mbH, a newly-purchased indirect subsidiary of Hewlett-Packard Company, will be used to purchase Indigo N.V. common shares pursuant to an exchange offer for all of the outstanding Indigo N.V. common shares not owned by Hewlett-Packard Company or its affiliates.

(2)	Includes 41,629,629 Indigo N.V. common shares, or rights to acquire such shares, held by Hewlett-Packard Europe B.V. or Hewlett-Packard Company.

CUSIP No. N4449 5 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hewlett-Packard Europe B.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, 00(1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares	7.	Sole Voting Power – 0 –

Beneficially Owned	8.	Shared Voting Power 41,629,629 Common Shares

by Each Reporting	9.	Sole Dispositive Power – 0 –

Person With	10.	Shared Dispositive Power 41,629,629 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,629,629 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.1%

14.	Type of Reporting Person (See Instructions) CO

(1)	Source of funds for the initial purchase of Indigo N.V. securities reported on the Schedule 13D filed on October 27, 2000 was working capital of Hewlett-Packard Europe B.V.

CUSIP No. N4449 5 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hewlett-Packard Erste Vermögensverwaltungs-und Beteiligungschellschaft mbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, 00(1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares	7.	Sole Voting Power – 0 –

Beneficially Owned	8.	Shared Voting Power 94,609,211 Common Shares

by Each Reporting	9.	Sole Dispositive Power – 0 –

Person With	10.	Shared Dispositive Power 94,609,211 Common Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 94,609,211 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 68.5%

14.	Type of Reporting Person (See Instructions) CO

(1)
Subject to the terms and conditions of the Offer Agreement, a combination of common stock of Hewlett-Packard Company and contingent value rights of Hewlett-Packard Erste Vermögensverwaltungs- und Beteiligungsgesellschaft mbH, a newly-purchased indirect subsidiary of Hewlett-Packard Company, will be used to purchase Indigo N.V. common shares pursuant to an exchange offer for all of the outstanding Indigo N.V. common shares not owned by Hewlett-Packard Company or its affiliates.

This Amendment No. 2 to the Tender Offer Statement on Schedule TO is being filed by Hewlett-Packard Company, a Delaware corporation (“HP”), and Hewlett-Packard Erste Vermögensverwaltungs- und Beteiligungsgesellschaft mbH, a newly-purchased indirect subsidiary of Hewlett-Packard Company (“HP Germany”).

This Amendment No. 2 amends and supplements the Tender Offer Statement, which relates to the offer by HP through HP Germany, to acquire each issued and outstanding common share, par value NLG 0.04 per share, of Indigo N.V. not already owned by HP and its affiliates.

Item 8.    Interest in Securities of the Subject Company.

At 12:00 Noon, New York City time, on Friday, March 22, 2002, the exchange offer expired. Based on the report of the exchange agent, HP Germany acquired approximately 94,609,211 Indigo common shares pursuant to the exchange offer, which brings HP’s equity ownership in Indigo to approximately 96.3 percent of the total number of outstanding Indigo shares, including shares issuable upon the exercise of outstanding warrants held by parties other than HP. All shares validly tendered and not properly withdrawn prior to the expiration of the exchange offer were accepted for payment.

The full text of the press release announcing completion of the exchange offer is attached as Exhibit (a)(5)(iii) hereto and is incorporated herein by reference.

Item 12.    Exhibits.

Item 12 is hereby amended and supplemented by adding thereto the following:

Exhibit Number	Description

(a)(5)(iii)	Press Release issued by Hewlett-Packard Company on March 25, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2002

HEWLETT-PACKARD COMPANY

By:	/s/ CHARLES N. CHARNAS

Name: Charles N. Charnas Title: Assistant Secretary

HEWLETT-PACKARD ERSTE VERMÖGENSVERWALTUNGS- UND BETEILIGUNGSGESELLSCHAFT MBH

By:	/s/ CHARLES N. CHARNAS

Name: Charles N. Charnas

Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)
Prospectus, included as part of the Registration Statement on Form S-4 filed by Hewlett-Packard Company with the Securities and Exchange Commission on November 20, 2001, as amended on January 25, 2002 and February 14, 2002.*

(a)(1)(ii)	Form of Election Form/Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients.*

(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Number on Substitute Form W-9.*

(a)(1)(vii)	Press Release issued by Hewlett-Packard Company on March 20, 2002.*

(a)(2)	Recommendation Statement on Schedule 14D-9 of Indigo N.V.*

(a)(3)	None, other than this Transaction Statement.

(a)(4)	See Exhibit (a)(1)(i).

(a)(5)(i)	Joint Press Release issued by Hewlett-Packard Company and Indigo N.V. on September 6, 2001.*

(a)(5)(ii)	Press Release issued by Hewlett-Packard Company on February 21, 2002.*

(a)(5)(iii)	Press Release issued by Hewlett-Packard Company on March 25, 2002.

(b)	None.

(c)(i)	Consent of Gleacher & Co. LLC to the use of its opinion dated September 6, 2001, to the Combined Board of Indigo N.V. in the prospectus.*

(c)(ii)	Opinion of Gleacher & Co. LLC dated September 6, 2001.*

(c)(iii)	Materials presented by Gleacher & Co. LLC to the Combined Board of Indigo on September 5, 2001.*

(c)(iv)	A preliminary draft of the presentation by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on September 5, 2001.*

(c)(v)	A preliminary exhibit delivered by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on July 25, 2001.*

(d)(i)	Offer Agreement, dated as of September 6, 2001, amended as of February 13, 2002, by and between Hewlett-Packard Company and Indigo N.V.*

(d)(ii)	Form of CVR Agreement, by and between Hewlett-Packard Erste Vermögensverwaltungs- und Beteiligungsgesellschaft mbH and J.P. Morgan Trust Company, National Association.*

(d)(iii)	Form of Corporate Guaranty by Hewlett-Packard Company.*

(d)(iv)
Tender and Option Agreement, dated as of September 6, 2001, by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation N.V.*

(d)(v)	Tender and Option Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and Oscar & Zlata Foundation.*

(d)(vi)	Tender Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and S-C Indigo N.V.*

(d)(vii)	Form of Tender Agreement by and between Hewlett-Packard Company and certain officers and directors of Indigo N.V.*

Exhibit Number	Description

(d)(viii)	Voting Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and Oscar & Zlata Foundation.*

(d)(ix)	Voting Agreement and Irrevocable Proxy, dated as of September 6, 2001, by and between Hewlett-Packard Company and S-C Indigo CV.*

(d)(x)
Form of Voting Agreement and Irrevocable Proxy by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Deering Corporation and certain officers and directors of Indigo N.V.*

(d)(xi)
Form of Affiliate Agreement by and among Hewlett-Packard Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation.*

(d)(xii)	Stock Purchase Agreement, dated September 13, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.*

(d)(xiii)	Performance Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.*

(d)(xiv)	Registration Rights Agreement, dated as of October 17, 2000, by and between Hewlett-Packard Europe B.V. and Indigo N.V.*

(d)(xv)
Shareholders’ Agreement, dated September 13, 2000, by and among Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Visionvest Corporation N.V., Walthroup Corporation N.V., S-C Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V.*

(d)(xvi)	Acquisition Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard Europe B.V.*

(d)(xvii)
Amendment to Shareholders’ Agreement, dated February 26, 2002, by and among Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Visionvest Corporation N.V., Walthroup Corporation N.V., S-C Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V.*

(f)	None.

(g)	None.

(h)	Opinion of Wilson Sonsini Goodrich & Rosati regarding material federal income tax consequences of the offer.*

*	Previously Filed.